

November 30, 2021

Timothy Murphy
Chief Financial Officer
Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200
Atlanta, GA 30305

>   **Re: Repay Holdings Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed March 1, 2021**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed May 10, 2021**
>   **Response dated November 12, 2021**
>   **File No. 001-38531**

Dear Mr. Murphy:

We have reviewed your November 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 31

1. We considered your response to comment 1. However, we do not believe it is appropriate to view your commission restructuring charges by analogy to restructuring expenses since you expect the related merchant contracts and revenue, which generated the commissions, to continue. We continue to believe the one-time upfront cash payments to buy out future monthly commission operating expenses to be paid over the course of a merchant contract to represent normal, recurring, cash operating expenses necessary to

operate your business. Please revise your filings to remove this adjustment from the computation of your non-GAAP measures.

 You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services